Form 6-K

Securities and Exchange Commission
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For May 23, 2003

Gallaher Group Plc

(Translation of registrant’s name into English)

Members Hill
Brooklands Road
Weybridge
Surrey KT13 0QU
England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F.

Form 20-F          Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

82 ________

Annual General Meeting

14 May 2003

Resolutions Passed

1.	To receive the report of the directors and the accounts for the year ended 31 December 2002 and the auditors’ report thereon.

2.	To declare a final dividend for the year ended 31 December 2002 of 18.75p per ordinary share.

3.	To re-elect Mr Peter Wilson as a director of the Company.

4.	To re-elect Sir Graham Hearne as a director of the Company.

5.	To re-elect Mr Nigel Simon as a director of the Company.

6.	To elect Ms Alison Carnwath as a director of the Company.

7.	To elect Mr Nigel Dunlop as a director of the Company.

8.	To reappoint PricewaterhouseCoopers LLP as auditors of the Company and that the directors be authorised to fix their remuneration.

9.	To approve the directors’ remuneration report and the remuneration policy for the year ended 31 December 2002, as explained in the Explanatory Notes to the Notice of Meeting.

10.	That the Company be and is hereby authorised to make Donations to EU political organisations or incur EU political expenditure, as explained in the Explanatory Notes to the Notice of Meeting.

11.	That for the purposes of Article 10 of the Company’s Articles of Association the Section 80 Amount shall be £21,719,000.

Special Resolutions

12.	That for the purposes of Article 10 of the Company’s Articles of Association the Section 89 Amount shall be £3,257,000.

13.	That the Company be and is hereby granted and unconditionally authorised to make market purchases of the Company’s ordinary shares to a maximum number of 65,159,000.

FORM 6-K	REPORT OF FOREIGN PRIVATE ISSUER Securities and Exchange Commission

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gallaher Group Plc (Registrant)

	By:	/s/ Alyson Morris
	Name:	Alyson Morris
Date: May 23, 2003	Title:	Deputy Company Secretary